Exhibit 11

MIDWESTONE FINANCIAL GROUP

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	2003	2002	2001
Earnings per Share Information:

Weighted average number of shares outstanding during the year	3,852,935	3,890,891	3,951,271

Weighted average number of shares outstanding during the year including all dilutive potential shares	3,962,134	3,974,818	3,986,156

Net earnings	$5,925,997	5,789,111	4,355,664

Earnings per share - basic	$1.54	1.49	1.10

Earnings per share - diluted	$1.50	1.46	1.09